UNI
SECURITIES AND
Washin

15047663

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

AB 3/11

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solebury Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South River Road
(No. and Street)

New Hope	PA	18938
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig E. Wicks (412) 762-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

Commonwealth of Pennsylvania
County of Allegheny **OATH OR AFFIRMATION**

I, Craig E. Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

SWORN TO AND SUBSCRIBED BEFORE ME THIS 19th DAY OF FEBRUARY

Lois M. Perlik

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lois M. Perlik, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

Financial Statements and
Supplementary Information

December 31, 2014

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

Financial Statements and
Supplementary Information

December 31, 2014

SOLEBURY CAPITAL LLC
A Wholly-Owned Subsidiary of PNC Bank, N.A.

Contents
December 31, 2014

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A.)
New Hope, Pennsylvania

We have audited the accompanying financial statements of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (a Pennsylvania corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Solebury Capital LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Solebury Capital LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Solebury Capital LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Solebury Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Solebury Capital LLC's financial statements. The supplemental information is the responsibility of Solebury Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2015

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	38,810,411
Prepaid expenses		27,254
Other assets		1,366,898
Accounts receivable		2,337,259
Total assets	$	42,541,822

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	6,748,421
Member's equity		35,793,401
Total liabilities and member's equity	$	42,541,822

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Operations
Year Ended December 31, 2014

Revenue:		
Advisory fees	$	24,221,469
Interest income		2,662
Total revenue		24,224,131
Expenses:		
Salaries and benefits		10,281,081
Professional fees		1,066,190
Commissions		322,013
Dues\subscriptions		151,048
Travel and meals		252,927
Regulatory fees		145,635
Occupancy		188,304
Insurance		73,584
Contributions		33,868
Other operating expenses		77,314
Total expenses		12,591,964
Pre-tax income		11,632,167
Provision for income taxes		963,261
Net income	$	10,668,906

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Changes in Member's Equity
Year Ended December 31,2014

		Member's Equity
Balance, December 31, 2013	$	918,095
Net income		10,668,906
Member contributions		32,006,400
Member distributions		(7,800,000)
Balance, December 31, 2014	$	35,793,401

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 10,668,906
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	56,692
Increase in accounts receivable	(1,482,289)
Increase in other assets	(1,362,966)
Increase in accounts payable and accrued expenses	6,585,179
Net cash provided by operating activities	14,465,522
Cash flows from financing activities:	
Member contributions	32,006,400
Member distributions	(7,800,000)
Net cash provided by financing activities	24,206,400
Net increase in cash and cash equivalents	38,671,922
Cash and cash equivalents, beginning of year	138,489
Cash and cash equivalents, end of year	$ 38,810,411

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company, was organized on May 16, 2005. Through September 30, 2014 the Company was a wholly-owned subsidiary of Solebury Capital Group LLC ("SCG"). On October 1, 2014 the Company was acquired by PNC Bank, N.A. ("PNC"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

PNC provided a capital infusion of $32,006,400 which is recorded in member contributions on the statement of changes in member's equity. The Company elected not to apply pushdown accounting. As a result, the Company's financial statements remain comparable to prior periods. These financial statements are not intended to present the consolidated financial position and the results from operations of PNC as of and for the year ended December 31, 2014.

(2) Summary of Significant Accounting Policies

Revenue Recognition

For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Through September 30, 2014 the Company, as a wholly-owned limited liability company, passed its income or loss through to its member. Therefore, no provision or liability for income taxes relating to the first 9 months of 2014 was included in the financial statements.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) *740, Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011.

Beginning on October 1, 2014, the operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2014, which is the date the financial statements were available to be issued.

New Accounting Pronouncements
Revenue Recognition

In May 2014, the FASB issued *Accounting Standard Update* (ASU) *2014-09, Revenue from Contracts with Customers (Topic 606)*. This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of this ASU on its results of operations and financial position.

(3) Related Party Transactions

Prior to October 1, 2014, the Company had related party transactions, which mainly consisted of a facilities sharing agreement with SCG. The Company reimbursed SCG on a monthly basis for these facilities and other administrative costs. Those related party transactions with SCG totaled $360,275 through September 30, 2014.

On October 1, 2014 the Company began an expense and facilities sharing agreement ("Management agreement") with its new parent PNC. The Company reimburses PNC on a monthly basis for overhead costs based on an agreed upon allocation from PNC. The total related party expenses under the expense and facilities sharing agreement were approximately $89,036 for the year ended December 31, 2014. As of December 31, 2014, there is no outstanding balance due to PNC.

The Company also holds a demand deposit account with its parent PNC. The total funds held in this account as of December 31, 2014 were $3,434,681 and is recorded in cash and cash equivalents on the statement of financial position.

The Company holds a highly liquid money market fund with Blackrock, Inc. As of December 31, 2014, the Company held a balance of $35,105,319 and is recorded in cash and cash equivalents on the statement of financial position. The Company had related interest of $2,248, which is recorded in interest income on the statement of operations.

(4) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2014, the Company had net capital of approximately $29.3 million which was approximately $29.0 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

(5) Retirement Plan

Prior to acquisition by PNC, SCG sponsored a 401(k) plan covering all of SCG and its subsidiaries. For those employees who have met certain length of service requirements, the SCG plan matched 100% of employee contribution, up to the first 6% of an employee's compensation. The Company match for January through September 2014 was $98,837 and is recorded in salaries and benefits on the statement of operations.

PNC sponsors a 401(k) plan (the "Plan") that covers all eligible PNC employees. Salaried employees become eligible for the Plan based on date of hire, and as soon as administratively feasible. Hourly employees are eligible for the Plan on the first of the month following or coincident with the completion of one year of service, that is, 1,000 hours of service during the 12 month period beginning on the first day of employment. Under the Plan, employee contributions up to 4% of eligible compensation are matched at 100% each pay period as defined by the Plan and subject to code limitations. A salaried employee is eligible for match the first of the month following six months of service. An hourly employee is eligible for match the first of the month upon completion of eligibility. The PNC match expense related to the Company participants eligible for October through December 2014 was $5,054 and is recorded in salaries and benefits on the statement of operations.

(6) Income Taxes

The components of income tax expense, relating to the last 3 months of 2014, are as follows:

Current expense/(benefit):	
Federal	$ 2,140,182
State	179,157
Total current	$ 2,319,339
Deferred expense/(benefit):	
Federal	$ (1,259,856)
State	(96,222)
Total deferred	(1,356,078)
Total income tax expense	$ 963,261

Significant components of the Company's deferred tax asset, included in other assets in the statement of financial condition, are as follows:

	Tax
Employee benefits	$ 1,329,591
Other	26,487
Deferred tax asset	$ 1,356,078

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal rate	35.00%
State tax (net of federal benefit)	2.08
Other	0.04
Total effective tax rate	37.12%

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital:	
Member's equity	$ 35,793,401
Deductions from and/or changes to member's equity:	
Excess cash with parent	2,062,016
Unsecured receivables and prepaid expenses	2,375,333
Deferred tax asset	1,356,078
Total nonallowable assets	5,793,427
Haircut on money market fund	702,106
Net capital	29,297,868
Computation of alternate net capital requirement:	
Minimum net capital required	250,000
Excess net capital	$ 29,047,868
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 28,997,868

Statement Pursuant to Rule 17a-5(d)(4)

Reconciliation between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014 is as follows:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 30,664,894
Deferred tax asset	(1,356,078)
Other tax adjustments	(10,948)
Net capital per the proceeding	29,297,868

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule II
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A)
New Hope, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.), identified the following provisions of 17 C.F.R. §15c3-3(k) under which Solebury Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Solebury Capital LLC stated that Solebury Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Solebury Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Solebury Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2015

SOLEBURY CAPITAL LLC

SOLEBURY CAPITAL LLC

Solebury Capital LLC's Exemption Report

Solebury Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 based upon section (k)(2)(i) – the company does not carry customer accounts and is engaged in the capital markets advisory business. The company met the exemption requirement throughout the most recent fiscal year 2014.

Craig E. Wicks
Vice President

Youlree Im
Chief Administrative Officer

Alan Sheriff
Co-Chief Executive Officer

February 26, 2015

400 SOUTH RIVER ROAD, SUITE 300 • NEW HOPE PA, 18938 • 215-862-7234

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A.)
New Hope, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1895*********************MIXED AADC 220
067548 FINRA DEC
SOLEBURY CAPITAL LLC
400 S RIVER RD STE 300
NEW HOPE PA 18938-2255

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Wicks (412-762-9595)

2. A. General Assessment (item 2e from page 2) $ 60,560

B. Less payment made with SIPC-6 filed (exclude interest) (32,707)

7/17/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 27,853

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,853

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27,853

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solebury Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CAO
(Title)

Dated the 20 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 24,224,131

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 24,224,131

2e. General Assessment @ .0025 $ 60,560

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